UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No.4)*


                 FIRST KEYSTONE FINANCIAL, INC.
                 ------------------------------
                        (Name of Issuer)

                          Common Stock
                          ------------
                 (Title of Class of Securities)

                           320655 10 3
                           -----------
                         (CUSIP Number)

                      Mark D. Whatley, Esq.
          Howard Rice Nemerovski Canady Falk & Rabkin,
                   A Professional Corporation
                   --------------------------
   (Name, Address and Telephone Number of Person Authorized to

               Three Embarcadero Center, Suite 700
                    San Francisco, CA  94111
                    ------------------------
               Receive Notices and Communications)

                         January 4, 2007
                         ---------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320655 10 3            SCHEDULE 13D               Page 2 of 15

1.  Names of Reporting Persons.       LAWRENCE GARSHOFSKY & COMPANY, LLC

    I.R.S. Identification Nos. of above persons               95-4567446
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [X]
    (See Instructions)

                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                      California

Number of     7.    Sole Voting Power                                  0
Shares
Beneficially  8.    Shared Voting Power                          160,850
by
Owned by      9.    Sole Dispositive Power                             0
Each
Reporting     10.   Shared Dispositive Power                     145,850
Person With

11. Aggregate Amount Beneficially Owned by Each                  160,850
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)              6.6%

14. Type of Reporting Person (See Instructions)                       IA

CUSIP No. 320655 10 3            SCHEDULE 13D               Page 3 of 15

1.  Names of Reporting Persons.                      LAWRENCE GARSHOFSKY

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [X]
    (See Instructions)

                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                   United States

Number of     7.    Sole Voting Power                                  0
Shares
Beneficially  8.    Shared Voting Power                          160,850
by
Owned by      9.    Sole Dispositive Power                             0
Each
Reporting     10.   Shared Dispositive Power                     155,850
Person With

11. Aggregate Amount Beneficially Owned by Each                  160,850
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)              6.6%

14. Type of Reporting Person (See Instructions)                   HC, IN

CUSIP No. 320655 10 3            SCHEDULE 13D               Page 4 of 15

1.  Names of Reporting Persons.                  LAWRENCE PARTNERS, L.P.

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [X]
    (See Instructions)

                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                      California

Number of     7.    Sole Voting Power                                  0
Shares
Beneficially  8.    Shared Voting Power                          130,680
by
Owned by      9.    Sole Dispositive Power                             0
Each
Reporting    10.   Shared Dispositive Power                      57,840
Person With

11. Aggregate Amount Beneficially Owned by Each                  130,680
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)              5.4%

14. Type of Reporting Person (See Instructions)                       PN

CUSIP No. 320655 10 3            SCHEDULE 13D               Page 5 of 15


1.  Names of Reporting Persons.          LAWRENCE OFFSHORE PARTNERS, LLC

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [X]
    (See Instructions)

                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                     Isle of Man

Number of     7.    Sole Voting Power                                  0
Shares
Beneficially  8.    Shared Voting Power                          130,680
by
Owned by      9.    Sole Dispositive Power                             0
Each
Reporting     10.   Shared Dispositive Power                      57,840
Person With

11. Aggregate Amount Beneficially Owned by Each                  130,680
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)              5.4%

14. Type of Reporting Person (See Instructions)                       OO

CUSIP No. 320655 10 3            SCHEDULE 13D               Page 6 of 15

1.  Names of Reporting Persons.                         JEFFREY SUSSKIND

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)   [X]
    (See Instructions)

                                                               (b)   [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required             [ ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                      California

Number of     7.    Sole Voting Power                                  0
Shares
Beneficially  8.    Shared Voting Power                          130,680
by
Owned by      9.    Sole Dispositive Power                         5,000
Each
Reporting     10.   Shared Dispositive Power                           0
Person With

11. Aggregate Amount Beneficially Owned by Each                  130,680
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11)              5.4%

14. Type of Reporting Person (See Instructions)                       IN

CUSIP No. 320655 10 3            SCHEDULE 13D               Page 7 of 15

Item 1. Security and Issuer

    This Schedule 13D ("Schedule") relates to shares of common stock ("Stock") of First Keystone Financial, Inc. (the "Issuer"). The principal executive office of the Issuer is 22 West State Street, Media, PA 19063.

Item 2. Identity and Background

This Schedule is filed on behalf of Lawrence Garshofsky and Company, LLC ("LLC"), Lawrence Garshofsky ("Garshofsky"), Lawrence Partners, L.P. ("LP"), Lawrence Offshore Partners, LLC ("LP Offshore") and Jeffrey Susskind ("Susskind"). LLC is an investment adviser registered with the California Department of Corporations that acts as investment adviser to investment advisory clients. Garshofsky is the Manager and controlling owner of LLC. LP is an investment limited partnership of which LLC is the general partner. LP Offshore is an investment limited liability company of which LLC is the investment manager. Susskind is a private investor. LLC manages one other client account as a sub-investment adviser. LLC, Garshofsky, LP, LP Offshore and Susskind are together referred to as the "reporting persons." Pursuant to investment management agreements and agreements of limited partnership, LLC has exclusive voting and dispositive discretion over the assets in its clients' accounts.

The principal business office address of LLC, Garshofsky, LP and LP Offshore is 9665 Wilshire Blvd., Suite 200, Beverly Hills, California 90212. The principal business office address of Susskind is 282 N. Saltair Avenue, Los Angeles, CA 90049. The reporting persons are filing jointly as members of a group.

During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which that reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

The citizenship of each reporting person is listed on that reporting person's cover page.

CUSIP No. 320655 10 3            SCHEDULE 13D               Page 8 of 15

Item 3. Source and Amount of Funds or Other Consideration

    Other than 10,000 shares held by Garshofsky as trustee of a family trust (which are included on page 2 of this Schedule solely because Garshofsky may be considered a participant in a "group," as described below), the securities identified on pages 2 and 3 of this Schedule as beneficially owned by LLC and Garshofsky, respectively, were all purchased by and are held in accounts for LLC's investment advisory clients, including LP and LP Offshore. The securities held by those clients were all purchased with the clients' investment capital. The securities held by Garshofsky as trustee were purchased with the trust's investment capital. The source of funds to make the purchases by the Susskind Family Trust described in Item 5(c) was investment capital of The Susskind Family Trust. The total amount of the funds to make the purchases by the Susskind Family Trust described in Item 5 (c) was approximately $95,000.

Item 4. Purpose of Transaction

    In a Schedule 13D filed in August 2005, LLC and Garshofsky stated that they intended to request of the Issuer's management and Board of Directors (the "Issuer's Board") that management and the Issuer's Board actively review actions that would increase stockholder value, including the possibility of a sale to a larger institution. LLC and Garshofsky indicated their belief that the Issuer could obtain for its shareholders a significant premium to its current share price if the Issuer were sold to a larger institution, including, for example, mutual thrifts that operate in the Issuer's market area.

    In February 2006, Garshofsky, as Manager of LLC, sent a letter to the Issuer's Board responding to a press release by the Issuer announcing the Office of Thrift Supervision's imposition of supervisory agreements on both the Issuer and its subsidiary, First Keystone Bank, and urging the Issuer's Board to take real, immediate action to actively explore sale or merger alternatives. The letter was filed in February 2006 as an exhibit to an amendment to LLC's and Garshofsky's Schedule 13D. The reporting persons are not aware of any steps Issuer's Board has taken along the lines, or even considered taking along the lines, suggested in LLC's and Garshofsky's previous filings and communications.

    By letter dated November 21, 2006, LP and LP Offshore notified the Issuer in writing of their nomination of director candidates for election to the Issuer's Board at the Issuer's next annual meeting.

    On January 8, 2007, Garshofsky, LP and LP Offshore filed preliminary proxy materials in support of the candidates.

    On January 18, 2007, Garshofsky, LP and LP Offshore filed definitive proxy materials in support of two director candidates, Garshofsky and Susskind. Garshofsky, LP and LP Offshore intend to solicit proxies for both director candidates actively. If elected, the two candidates intend to, among other things:

CUSIP No. 320655 10 3            SCHEDULE 13D               Page 9 of 15


     * work with management to avoid actions, such as the recent PIPE Offering, that they believe are dilutive to, and not in the best interests of, current stockholders;

     * propose amendments to eliminate or change provisions of the Company's charter documents that might be used to perpetuate the Company's management and Board in office. Those amendments might include eliminating the four classes of Board members and requiring that all Directors be elected annually, as well as enacting other changes that the nominees may determine are needed in order to improve the Company's corporate governance structure;

     * try to convince the Board to retain an investment banker to determine the Company's value, including in a sale context versus remaining independent; and

     * explore other methods for improving the Company's financial performance and other ways to enhance stockholder value.

    Except as set forth above, none of the reporting persons has any present plans or intentions that relate to or would result in any of the transactions or occurrences described in subparagraphs (b) through (j) of the instructions for Item 4 of this Schedule.

Item 5. Interest in Securities of the Issuer

    5(a) and 5(b): Reference is made to Items 7-11 and 13 of pages 2 - 6 of this Schedule, which Items are incorporated by reference herein.

    In November 2006, LP and LP Offshore acted together with LLC, Garshofsky and each other to nominate candidates (including Garshofsky and Susskind) for election as directors, as described above. That action may be considered to have created a "group" (within the meaning of Section 13(d)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") or rule 13d-5(b)(1) of the Exchange Act) of which LLC, Garshofsky (including in his role as a trustee of his family trust), LP and LP Offshore were members. In connection with his candidacy and participation in the related proxy contest, Susskind may be considered to have become a member of the group as well, although he has not made any specific agreement or arrangement with any person with regard to voting the Susskind Family Trust's shares. Susskind disclaims beneficial ownership of any shares other than those held by the Susskind Family Trust of which he is a co-trustee. Each of the other reporting persons disclaims beneficial ownership of all of the Susskind Family Trust's shares.

CUSIP No. 320655 10 3            SCHEDULE 13D              Page 10 of 15

    LLC acts as an investment adviser to one other client that owns Stock. While Garshofsky and LLC are reflected elsewhere in this
Schedule 13D as beneficial owners of the shares in that other client's account, the investment management agreement pursuant to which LLC has investment and voting discretion is terminable by the client on short notice and the client has not entered into arrangements or agreements with the reporting persons to act in concert in connection with the nomination of the nominees or the voting of shares at the next annual meeting.

    Except as described above, each of the reporting persons disclaims membership in a "group" within the meaning of Section 13(d)(4) of the Exchange Act and Rule 13d-5(b)(1) of the Exchange Act and LLC and Garshofsky each further disclaims on behalf of each investment advisory client for whose account LLC exercises discretion beneficial ownership of any shares of Stock owned by any other person. No investment advisory client for which LLC exercises investment discretion has any right to vote, direct the vote, or control the disposition of any Stock owned by any other such investment advisory client.

    The calculation of percentage of beneficial ownership in Item 11 of pages 2 - 6 was derived from the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 2006, in which the Issuer stated that the number of shares of its Stock outstanding as of December 15, 2006 was 2,427,928 shares.

    5(c)    As previously disclosed in the Issuer's Schedule 13D/A 4
filed with the Securities and Exchange Commission on November 29, 2006, on November 21, 2006, LP and LP Offshore each sold 2,500 shares of Stock to The Susskind Family Trust in a private transaction for $19 per share.

    5(d)    LLC has been granted the authority to dispose of and vote
the securities reflected in Items 7-11 of pages 2, 3, 4 and 5 of this
Schedule in its capacity as investment adviser (and, in LP's case, general partner) of the advisory clients that own Stock. Those advisory clients, or persons or entities that own them, have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities held in their respective accounts.

    5(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in items 4 and 5 above, the reporting persons have no contract, arrangement, understanding or relationship between themselves or with any person that relates specifically to any securities of the Issuer.

CUSIP No. 320655 10 3            SCHEDULE 13D              Page 11 of 15


Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

                           Signatures

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED   January 19, 2007


                                   LAWRENCE GARSHOFSKY
                                   AND COMPANY, LLC


                                   By: /s/ Lawrence Garshofsky
                                   ---------------------------
                                   By: Lawrence Garshofsky
                                   Its: Manager


                                   LAWRENCE GARSHOFSKY


                                   /s/ Lawrence Garshofsky
                                   -----------------------
                                   Lawrence Garshofsky


                                   LAWRENCE PARTNERS, L.P.
                                   By: Lawrence Garshofsky and Company,
                                   LLC, its General Partner


                                   By: /s/ Lawrence Garshofsky
                                   ---------------------------
                                   By: Lawrence Garshofsky
                                   Its: Manager

CUSIP No. 320655 10 3            SCHEDULE 13D              Page 12 of 15


                                   LAWRENCE OFFSHORE PARTNERS,
                                   LLC
                                   By: Lawrence Garshofsky and Company,
                                   LLC, its Investment Manager


                                   By: /s/ Lawrence Garshofsky
                                   ---------------------------
                                   By: Lawrence Garshofsky
                                   Its: Manager


                                   Jeffrey Susskind


                                   /s/ Jeffrey Susskind
                                   --------------------
                                   Jeffrey Susskind

CUSIP No. 320655 10 3            SCHEDULE 13D              Page 13 of 15

                           Exhibit Index

Exhibit 1       Agreement Regarding Joint Filing of Statement on
                Schedule 13D or 13G

CUSIP No. 320655 10 3            SCHEDULE 13D              Page 14 of 15

                            Exhibit 1


    AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of First Keystone Financial, Inc. For that purpose, the undersigned hereby constitute and appoint Lawrence Garshofsky as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:   January 19, 2007

                                   LAWRENCE GARSHOFSKY
                                   AND COMPANY, LLC


                                   By: /s/ Lawrence Garshofsky
                                   ---------------------------
                                   By: Lawrence Garshofsky
                                   Its: Manager


                                   LAWRENCE GARSHOFSKY


                                   /s/ Lawrence Garshofsky
                                   -----------------------
                                   Lawrence Garshofsky


                                   LAWRENCE PARTNERS, L.P.
                                   By: Lawrence Garshofsky and Company,
                                   LLC, its General Partner


                                   By: /s/ Lawrence Garshofsky
                                   ---------------------------
                                   By: Lawrence Garshofsky
                                   Its: Manager

CUSIP No. 320655 10 3            SCHEDULE 13D              Page 15 of 15



                                   LAWRENCE OFFSHORE PARTNERS,
                                   LLC
                                   By: Lawrence Garshofsky and Company,
                                   LLC, its Investment Manager


                                   By: /s/ Lawrence Garshofsky
                                   ---------------------------
                                   By: Lawrence Garshofsky
                                   Its: Manager


                                   Jeffrey Susskind


                                   /s/ Jeffrey Susskind
                                   --------------------
                                   Jeffrey Susskind